Kara Water, Inc.



ANNUAL REPORT

54 W 40TH ST

New York, NY 10018

(34) 867-9387

http://karawater.com/

This Annual Report is dated April 26, 2024.

BUSINESS

Company Overview

Kara Water is a technology company with a first-generation product, Kara Pure, currently in the market. Kara Pure is a household air-to-water dispenser that can produce up to 10 liters of alkaline water daily.

The water is sourced from the air using desiccant technology and fortified with minerals. It has a pH value of 9.2+.

Business Model

The company has established mass production and a full supply chain system. Kara Water has four established partnership agreements. The company is undergoing a CE certification with an estimated approval date of Jan 1, 2024.

A CE marking indicates that a product has been assessed by the manufacturer and deemed to meet EU safety, health, and environmental protection requirements. It is required for products manufactured anywhere in the world that are then marketed in the EU.

Corporate Structure

Kara Water, Inc. was initially organized as a Delaware corporation on July 28, 2020. On December 16, 2020, Kara Atmosphereic Water, Inc., a New York corporation, merged with and into Kara Water, Inc. under the name of Kara Water, Inc., a Delaware Corporation.

Intellectual Property

The company has various trademarks in different stages of approval. The company also has a patent-pending product design.

Previous Offerings

Type of security sold: Convertible Promissory Note 2021

Final amount sold: $230,000.00

Use of proceeds: Fulfillment, Marketing, G&A

Date: February 08, 2021

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Promissory Note 2022

Final amount sold: $180,000.00

Use of proceeds: Fulfillment, Marketing, G&A

Date: April 07, 2022

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Promissory Note 2023

Final amount sold: $388,000.00

Use of proceeds: Fulfillment, Marketing, G&A

Date: January 14, 2023

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $141,845 compared to $723994 in fiscal year 2023. Revenue in 2023 increased compared to 2022, the increase was from the commencement of sales for Kara Pure.

Cost of sales

Cost of Sales for fiscal year 2022 was $77,740 compared to $515,764 in fiscal year 2023.

The cost of sales increase was directly correlated to the launch of Kara Pure and the increased costs of selling and marketing a product.

Gross margins

Gross margins for fiscal year 2023 was 29%, compared to 45% in fiscal year 2023.

The decrease is due to the Kara Pure sales with higher discounts. Kara Water expects gross margins to return to levels greater than 45% in 2024.

Expenses

Expenses for fiscal year 2022 were $$673,121 compared to $591,751 in fiscal year 2023.

The decrease is due to a decrease in Advertising and Marketing, which was previously $336,178, and a decrease in Trade Shows/Events.

Historical results and cash flows:

The Company is currently in the initial production stage and is revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we are committed to developing new products and continuing sales of our first generation product, Kara Pure. Past cash was primarily generated through sales. Our goal is to begin delivering our new product- Kara Pod- in January 2025, therefore increasing overall sales.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $5,195.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Convertible Promissory Notes, as amended

Amount Owed: $798,000.00

Interest Rate: 8.0%

Maturity Date: December 31, 2025

Please see The Company's Securities for a complete breakdown of the material terms for these Convertible Promissory Notes. The Company issued nine convertible notes totaling $230,000 in 2021, seven convertible notes totaling $180,000 in 2022 and four convertible notes totaling $388,000 in 2023. Additionally, the Company amended the 2021 and 2022 notes to extend the maturity dates to December 31, 2025. During this process, the Company also increased its liability to four of its existing convertible note holders by $60K.

Creditor: Shopify

Amount Owed: $3,870.00

Interest Rate: 12.06%

Maturity Date: August 23, 2024

On October 25, 2023, the Company entered into a revenue-based financing loan with Shopify in the amount of $7,800. The loan has an interest rate of approximately 12.06%. The loans are due 303 days after it is funded. The estimated due date is August 23, 2024. The outstanding balance as of December 31, 2023 is $3,870.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Cody Soodeen

Cody Soodeen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, Principal Accounting Officer, Director

Dates of Service: April, 2017 - Present

Responsibilities: Cody is leads the mission of Kara Water and is the sole executive and principal financial officer. He receives an annual salary of $84,000. He currently owns about 42% of the company equity.

Other business experience in the past three years:

Employer: Handel Architects

Title: BIM Manager

Dates of Service: August, 2021 - August, 2022

Responsibilities: Cody handled management, transmission, and education of BIM practices within the San Francisco office.

Name: Michael Di Giovanna

Michael Di Giovanna's current primary role is with Drive Time. Michael Di Giovanna currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: April, 2017 - Present

Responsibilities: Michael serves on the board of directors. He does not receive compensation. He currently owns about 8% of the company's equity.

Other business experience in the past three years:

Employer: Drive Time

Title: Senior Sales Advisor

Dates of Service: December, 2020 - Present

Responsibilities: Michael sells and finances vehicles to customers.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Cody Soodeen

Amount and nature of Beneficial ownership: 3,666,000

Percent of class: 42.16

Title of class: Class A Common Stock

Stockholder Name: William Irvine

Amount and nature of Beneficial ownership: 3,142,000

Percent of class: 36.14

RELATED PARTY TRANSACTIONS

Name of Entity: Bill Irvine

Relationship to Company: Advisor, Shareholder

Nature / amount of interest in the transaction: Bill entered into Convertible Promissory Notes.

Material Terms: The amount totals $60,000. The maturity date is 12/31/2025 with an interest rate of 8%.

Name of Entity: Colin Paterson

Relationship to Company: Shareholder

Nature / amount of interest in the transaction: Colin entered into Convertible Promissory Notes.

Material Terms: The amount totals $20,000. The maturity date is 12/31/2025 with an interest rate of 8%.

OUR SECURITIES

The company has authorized Class A Common Stock, Class B Common Stock, and Convertible Promissory Notes, as amended. As part of the Regulation Crowdfunding raise, the Company will be offering up to 671,195 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 11,040,000 with a total of 8,694,000 outstanding.

Voting Rights

One vote per share.

Material Rights

1. Redemption. The Class A Common Stock is not mandatorily redeemable.

2. Voting Rights and Powers. Each holder of Class A Common Stock shall be entitled to one vote per share of Class A Common Stock, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding)

by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Class B Common Stock

The amount of security authorized is 960,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

1. Redemption. The Class B Common Stock is not mandatorily redeemable.

2. Voting Rights and Powers. Except as required by law or expressly provided in this Amended and Restated Certificate, the Class B Common Stock shall be nonvoting and the holders thereof shall have no voting rights with respect thereto. The number of authorized shares of Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Convertible Promissory Notes, as amended

The security will convert into Preferred stock and the terms of the Convertible Promissory Notes, as amended are outlined below:

Amount outstanding: $798,000.00

Maturity Date: December 31, 2025

Interest Rate: 8.0%

Discount Rate: 20.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: Change of control event or Next Equity Financing (as defined below)

Material Rights

The Company issued nine convertible notes totaling $230,000 in 2021, seven convertible notes totaling $180,000 in 2022 and four convertible notes totaling $388,000 in 2023. Additionally, the Company amended the 2021 and 2022 notes to extend the maturity dates to December 31, 2025. During this process, the Company also increased its liability to four of its existing convertible note holders by $60K. The total convertible notes outstanding as of December 31, 2023 valued $798,000.

The notes were issued under a master promissory note agreement and have the same terms and conditions. Further, interest shall accrue on the notes from the date of the individual promissory note at a rate of 8% per year and is computed as simple interest on the basis of a 365 days per year. At a change of control event or the Next Equity Financing, all interest on the notes are deemed to have stopped accruing as of a date selected by the Company that is up to 10 days prior to the signing of the definitive agreement for such change of control or Next Equity Financing.

Next Equity Financing: The outstanding principal and any accrued but unpaid interest under the aforementioned convertible notes shall be converted into equity securities at the initial closing of the Company's next sale of preferred stock in a single transaction or a series of related transactions yielding gross proceeds to the Company of at least $2,000,000, including conversion of the Notes and other outstanding convertible notes, safes or equity certificates.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with No Voting Rights The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Changes in the political, social and economic conditions of our markets may negatively impact our operating results. Our operations rely upon a third party that operates in China. Any changes that may affect our ability to do business could impair our production. Limitations imposed by environmental and other regulatory requirements may negatively impact our operating results. Any environmental or other regulatory rulings that impact our air-to-water system could affect our ability to manufacture and sell our product(s).

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2024.

Kara Water, Inc.

By   /s/ *Cody Soodeen*

      Name: <u>Kara Water, Inc.</u>

      Title: CEO, Principal Financial Officer

Exhibit A

FINANCIAL STATEMENTS



Kara Water, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Kara Water, Inc. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management has evaluated these conditions and plans to generate revenue and secure funding as needed to meet its financial obligations.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
April 19, 2024

KARA WATER, INC. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	5,195	103,425
Accounts Receivable	109,319	102,637
Loan Receivable	15,000	-
Prepaid Expense	86,605	110,960
Inventory	358,450	615,364
Total Current Assets	**574,569**	**932,386**
Non-Current Assets:		
Research & Development	116,995	126,049
Total Non-Current Assets	**116,995**	**126,049**
TOTAL ASSETS	**691,564**	**1,058,435**
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	112,790	181,671
Deferred Revenue	979,430	1,281,435
Payroll Tax Payable	9,255	1,597
Other Current Liabilities	-	-
Current Portion of Loan Payable	3,870	-
Total Current Liabilities	**1,105,345**	**1,464,703**
Non-Current Liabilities:		
Shareholder Loan Payable	80,000	70,000
Loan Payable	718,000	340,000
Total Non-Current Liabilities	**798,000**	**410,000**
TOTAL LIABILITIES	**1,903,345**	**1,874,703**
EQUITY		
Retained Earnings (Deficit)	(1,211,781)	(816,268)
TOTAL EQUITY	**(1,211,781)**	**(816,268)**
TOTAL LIABILITIES AND EQUITY	**691,564**	**1,058,435**

KARA WATER, INC. STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenues		
Revenue	723,994	141,845
COGS	(515,764)	(80,499)
Gross Profit (Loss)	**208,231**	**61,346**
Operating Expenses		
General and Administrative	310,632	229,338
Advertising and Marketing	145,576	248,388
Payroll Expense	91,941	70,138
Consulting Fees	19,784	-
Supplies	9,677	48,419
Rent and Lease	9,045	1,190
Taxes and Licenses	5,096	-
Repairs	-	19
Trade Shows and Events	-	61,094
Total Operating Expenses	**591,751**	**658,587**
Loss from Operations	**(383,520)**	**(597,241)**
Other Expenses		
Other Income (Expense)	1	19,129
Interest Expense	(11,736)	(7,895)
Other Expense	-	(25)
Total Other Income/Expense	**(11,736)**	**11,209**
Earnings Before Income Taxes, Depreciation, and Amortization	**(395,256)**	**(586,032)**
Amortization	9,054	9,054
Net Income (Loss)	**(404,310)**	**(595,085)**

KARA WATER, INC. STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(404,310)	(595,085)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	9,054	9,054
Accounts Receivable	(6,682)	(102,637)
Loan Receivable	(15,000)	-
Prepaid Expense	24,355	(103,550)
Inventory	256,914	(615,364)
Accounts Payable	(68,882)	100,950
Deferred Revenue	(302,004)	1,276,029
Payroll Tax Payable	-	1,597
Other Current Liabilities	-	(12,091)
Other	7,402	(8,967)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(94,843)	545,021
Net Cash provided by (used in) Operating Activities	(499,153)	(50,065)
INVESTING ACTIVITIES	-	-
Research & Development	9,054	(36,215)
Net Cash provided by (used in) Investing Activities	9,054	(36,215)
FINANCING ACTIVITIES		
Shopify Loan	3,870	-
Loan Payable	388,000	180,000
Net Cash provided by (used in) Financing Activities	391,870	180,000
Cash at the beginning of period	103,425	9,705
Net Cash increase (decrease) for period	(98,229)	93,721
Cash at end of period	5,195	103,425

KARA WATER, INC. STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount			
Beginning balance at 1/1/22	1,173	-	-	(221,269)	(221,269)
Issuance of Common Stock	1,918			-	-
Prior Period Adjustment	-	-	-	86	86
Additional Paid in Capital	-	-	-	-	-
Net income (loss)	-	-	-	(595,085)	(595,085)
Ending balance at 12/31/22	3,091	-	-	(816,268)	(816,268)
Issuance of Common Stock	8,691,059	-	-	-	-
Prior Period Adjustment	-	-	-	8,797	8,797
Additional Paid in Capital	-	-	-	-	-
Net income (loss)	-	-	-	(404,310)	(404,310)
Ending balance at 12/31/23	8,694,150	-	-	(1,211,781)	(1,211,781)

Kara Water, Inc
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Kara Water, Inc ("the Company") was formed in Delaware on July 28th, 2020. The Company manufactures and sells air-to-water dispensers and associated products. The Company's vision is to be the global leader in commercializing regenerative solutions for water and other similar goods. The Company's headquarters is in New York, New York. The Company's primary place of business is the United States. The Company has pre-sold products to over 44 countries.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions
In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

<u>Cash and Cash Equivalents</u>

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $103,425 and $5,195 in cash equivalents as of December 31, 2022 and December 31, 2023, respectively.

<u>Accounts Receivable</u>

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Research & Development

The company includes research and development expenses for making and testing prototypes in its financial records. In 2022, the net amortized costs were $126,049, and in 2023, they were $116,995.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability. The company deferred revenue of $1,281,435 and $979,430 for the years ended 2022 and 2023 respectively for products remaining to be shipped.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

	Nonvested Shares	Weighted Average Fair Value
Nonvested Shares, January 1, 2022	445,000	
Granted	7,110,020	-
Vested	(1,908,343)	-
Forfeited	(29,000)	-
Nonvested Shares, December 31, 2022	5,617,677	-
Granted	-	-
Vested	(1,444,370)	-
Forfeited	-	-
Nonvested Shares, December 31, 2023	4,173,307	-

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Two of the Company's shareholders entered into convertible promissory notes with the Company. As of 2022 and 2023 the loans totaled $80,000.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

On October 25, 2023, the Company entered into a revenue-based financing loan with Shopify in the amount of $7,800. The loan has an interest rate of approximately 12.06%. The loans are due 303 days after it is funded. The estimated due date is August 23, 2024. The outstanding balance as of December 31, 2023 is $3,870.

The Company issued nine convertible notes totaling $230,000 in 2021, seven convertible notes totaling $180,000 in 2022 and four convertible notes totaling $388,000 in 2023. Additionally, the Company amended the 2021 and 2022 notes to extend the maturity dates to December 31, 2025. During this process, the Company also increased its liability to four of its existing convertible note holders by $60K. The total convertible notes outstanding as of December 31, 2023 valued $798,000, $80k of which pertains to shareholders, as discussed in Note 3.

The notes were issued under a master promissory note agreement and have the same terms and conditions.. Further, interest shall accrue on the notes from the date of the individual promissory note at a rate of 8% per year and is computed as simple interest on the basis of a 365 days per year. At a change of control event or the Next Equity Financing, all interest on the notes are deemed to have stopped accruing as of a date selected by the Company that is up to 10 days prior to the signing of the definitive agreement for such change of control or Next Equity Financing.

Next Equity Financing: The outstanding principal and any accrued but unpaid interest under the aforementioned convertible notes shall be converted into equity securities at the initial closing of the Company's next sale of preferred stock in a single transaction or a series of related transactions yielding gross proceeds to the Company of at least $2,000,000, including conversion of the Notes and other outstanding convertible notes, safes or equity certificates.

NOTE 6 – EQUITY

The Company is authorized to issue up to 10,000,000 common shares with a par value of $0.0001 per share. As of 2022, 3,091 shares were issued, all of which are outstanding. By 2023, the number of issued shares had increased to 8,694,150, all of which remained outstanding.

Effective December 14, 2023, the Company's Board approved a 1,000-for-1 forward stock split of the Company's common stock, pursuant to which each issued and outstanding share of common stock is split into 1,000 shares of Class A common stock.

Voting: Common stockholders are entitled to one vote per share.
Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 19, 2024, the date these financial statements were available to be issued.

CERTIFICATION

I, Cody Soodeen, Principal Executive Officer of Kara Water, Inc., hereby certify that the financial statements of Kara Water, Inc. included in this Report are true and complete in all material respects.

Cody Soodeen

CEO, Principal Financial Officer